Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2007

Mr. James A. McNulty, CPA
Chief Financial Officer; Director
Biovest International, Inc.
377 Plantation Street
Worcester, MA 01605

Re: **Biovest International, Inc.**
       Form 10-KSB for the Fiscal Year Ended September 30, 2006
       Form 10-Q for the Quarterly Period Ended December 31, 2006
       File No. 000-11480

Dear Mr. McNulty:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed December 29, 2006

Notes to Consolidated Financial Statements, page F-6

13. New Markets Tax Credit Financing and variable interest entities; first tranche; page F-28

1.   At September 30, 2006 you report $6 million of non-controlling interest of Biolender and $3.6 million of non-controlling interest in Biovax Investments on your balance sheet. It appears that the substance of the April 25, 2006 transactions were a loan from your parent of $6 million and a loan from the bank

of $3.6 million. More fully explain your FIN 46 analysis to us in support of your accounting instead of reporting debt of $6 million and $3.6 million. Your analysis should evaluate expected losses and expected returns in accordance with FIN 46. Our understanding of New Markets Tax Credit Financings is that under this program banks make loans at favorable interest rates to eligible recipients. Explain why the $8.5 million that went from you or your parent through the VIE entities back to you is substantive such that consolidation of the VIEs is required.

2.   Explain why tax credits on $12 million can be claimed when the registrant only received $3 million of net funds since the source of the remainder of the funds was the registrant or its parent. Tell us if you obtained a legal opinion that the tax credits can be assigned to another party.

3.   Explain why there is not a line item on the statement of operations for non-controlling interest similar to the balance sheet.

4.   Your disclosure indicates the $6 million non-controlling interest is that of Telesis CDE Corporation. Tell us in what entity Telesis CDE Corporation has a $6 million non-controlling interest.

5.   Provide us in disclosure-type format, the fair value of the put. Explain the reason for changes in the value of the put from the date of issuance to the balance sheet date.

6.   Provide us in disclosure-type format the fair value of the 1.2 million warrants issued to Telesis CDE Corporation and explain how these warrants were accounted for. Also explain why this amount was considered an equity financing cost.

7.   Provide us in disclosure-type format an explanation as to why the guarantee with Telesis CDE II does not require recognition in the financial statements.

8.   Please tell us, and provide proposed revisions to your disclosure, identifying all the conditions and events within your control that led to your determination not to reflect a liability for the indemnification amount.

Form 10-Q filed on February 14, 2007
Statement of Operations

9.   Since you no longer are filing as a Small Business issuer, your financial statements are subject to the guidance of Article 5 of Regulation S-X. Rules 5-03(1) and (2) of Article 5, require that you:

      a. Include separate line items for net sales of tangible products, revenues from services, and other revenues; and

      b. Likewise to provide separate line items for the cost of tangible goods sold, cost of services, and expenses applicable to other revenues.

Please provide us a revised statement of operations that complies with Rules 5-03 (1) and (2).

Notes to Condensed Consolidated Financial Statements, page 9

Modification and Termination of Agreement, page 13

10.   It appears that the market value of ten million shares of the company's stock on October 31, 2006 would be $9.6 million. The common stock issued should be recorded at fair value with a distribution to the parent recognized for $3.6 million. Tell us how the value of the interest in Biolender was determined and what caused the increase in value from $6 million to $9.6 million in six months. In addition, tell us how the $4.8 million of value was determined for the Royalty Agreement and the Termination Agreement.

Note 12. New Market Tax Credit Transactions

11.   Please provide us in disclosure-type format the amounts of the QEI Contribution and the tax credits on the transaction.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant